FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X    Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes_____  No X

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the "Company") on January 21, 2005 relating to the announcement of the Company's acquisition of a vessel.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Announces Vessel Acquisition

Hamilton, Bermuda, January 21, 2005 --

Nordic American Tanker Shipping Ltd. (the "Company") today announced that the Company has agreed to acquire a double hull suezmax tanker. The well maintained tanker was built by a first class yard in the Far East.

Following this acquisition, the Company will have five environmentally friendly modern suezmax oil tankers. The acquired vessel was built in 1998 and the other four vessels in the NAT fleet in 1997. All the tankers have double hull.

The Chairman & CEO of NAT, Herbjorn Hansson, commented: "I am pleased that we have been able to do this business which represents an important step in the further expansion of our company - a process that we expect will continue. This transaction is in line with the growth strategy of accretive acquisitions to bolster dividend and earnings per share".

The acquisition price for the ship of USD 68.25m will be financed with a credit facility of USD 300m that the Company has established with an international banking syndicate.

NAT completed the transformation from a financial lease company into an operating company in mid October 2004, and the Company has expanded its fleet by two vessels after that point in time.

The Company is expected to take over the acquired ship at the end of March, whereafter the ship is expected to be employed in the spot market.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.


Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 42 73 00
                     E-mail:  info@scandicamerican.com
                              ------------------------

                     Web-site:  www.nat.bm
                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906
                     Herbj0rn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)


Dated: January 27, 2005                         By:/s/ Herbjorn Hansson
                                                 ----------------------------
                                                       Herbjorn Hansson
                                                       President and
                                                       Chief Executive Officer

01318.0002 #542272